W. Mark Young

August 14, 2013

VIA EDGAR

Mr. Norman von Holtzendorff

Attorney-Advisor

Division of Corporation Finance

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	ZaZa Energy Corporation
Post-Effective Amendment No. 4 to Form S-1
Filed July 12, 2013
File No. 333-184036

Dear Mr. von Holtzendorff

Set forth below are the responses of ZaZa Energy Corporation, a Delaware corporation (the “Company,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 10, 2013, relating to the Company’s Registration Statement on Form S-1 (File No. 333-184036) (the “Registration Statement”), Post-Effective Amendment No. 4.  Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Post-Effective Amendment No. 5 to the Registration Statement (the “Post-Effective Amendment No. 5”).

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Post-Effective Amendment No. 4 to Form S-1

Recent Developments in Business Relationships, page 6

Sale of Moulton Acreage, page 7

1.              We note your disclosure that you have entered into a purchase and sale agreement (the “Sanchez Agreement”) with SN Marquis, LLC, a subsidiary of Sanchez Energy, to sell approximately 10,300 net acres in the Eagle Ford trend for approximately $28.8 million in cash.  Please file such agreement as an exhibit to your registration statement, or provide us with your analysis as to why you are not required to file it.  Please refer to Item 601(b)(10) of Regulation S-K.

August 14, 2013

Response:

We acknowledge the Staff’s comment and have included the agreement as an exhibit to the S-1 in Post-Effective Amendment No. 5.

2.              We note that although you have classified assets associated with the Moulton properties as held for sale as of March 31, 2013, you have not provided pro forma financial information in your registration statement with respect to the disposition contemplated in the Sanchez Agreement.  Please revise your filing to provide such information, or tell us why you do not believe that such information is required to comply with Rule 11-01(a)(4) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and have included pro forma consolidated financial information as of and for the quarter ended June 30, 2013 in Post-Effective Amendment No. 5.  In addition, in the Company’s Current Report on Form 8-K filed on July 31, 2013, which is incorporated by reference into Post-Effective Amendment No. 5, the Company included pro forma consolidated financial information as of and for the quarter ended March 31, 2013 as Exhibit 99.2.

In addition, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ W. Mark Young

W. Mark Young

cc:           S. Scott Gaille, ZaZa Energy Corporation